Ontario Financing Authority	Office ontarien de financement
1 Dundas Street West	1 rue Dundas ouest
Suite 1400	Bureau 1400
Toronto ON M7A 1Y7	Toronto ON M7A 1Y7
Phone: 416-325-8000

April 7, 2016

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ellie Quarles

Province of Ontario

Registration Statement under Schedule B of the Securities Act of 1933

Dear Ms. Quarles:

The Province of Ontario (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-209852) of the Securities Act of 1933, as amended (the “Securities Act”) to 12:00 p.m., April 11, 2016, or as soon as practicable thereafter. This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.

Please notify Kevin Roggow of Shearman & Sterling LLP, the Province’s United States counsel, at (416) 360-2981, of the effectiveness of the Registration Statement.

Very truly yours,
PROVINCE OF ONTARIO

By:	/s/ Opallycia A. Kandelas
Name: Opallycia A. Kandelas Title: Director Capital Markets Operations Capital Markets Division Ontario Financing Authority